Appendix 3C - Notification of buy-back Appendix 3C - Notification of buy-back 1 / 6 Announcement Summary Name of entity JAMES HARDIE INDUSTRIES PLC Announcement type Update announcement Type of update Date of this announcement 8/3/2024 Reason for update Daily buy-back notification ASX Security code and description of the class of +securities the subject of the buy-back JHX : CHESS DEPOSITARY INTERESTS 1:1 The type of buy-back is: Total number of +securities bought back before previous day 3,348,903 Total number of +securities bought back on previous day 85,000 Refer to next page for full details of the announcement On market buy-back Daily buy-back notification Exhibit 99.8

Appendix 3C - Notification of buy-back Appendix 3C - Notification of buy-back 2 / 6 Part 1 - Entity and announcement details 1.1 Name of entity JAMES HARDIE INDUSTRIES PLC We (the entity named above) provide the following information about our buy-back. 1.2 Registration number type ARBN Registration number 097829895 1.3 ASX issuer code JHX 1.4 The announcement is 1.4a Type of update 1.4b Reason for update Daily buy-back notification 1.4c Date of initial notification of buy-back 9/11/2023 1.4d Date of previous announcement to this update 7/3/2024 1.5 Date of this announcement 8/3/2024 1.6 ASX Security code and description of the class of +securities the subject of the buy-back JHX : CHESS DEPOSITARY INTERESTS 1:1 Daily buy-back notification Update/amendment to previous announcement

Appendix 3C - Notification of buy-back Appendix 3C - Notification of buy-back 3 / 6 Part 2 - Type of buy-back 2.1 The type of buy-back is: On market buy-back

Appendix 3C - Notification of buy-back Appendix 3C - Notification of buy-back 4 / 6 Part 3 - Buy-back details Part 3A - Details of +securities, price and reason 3A.1 Total number of +securities on issue in the class of +securities to be bought back 437,772,838 3A.4 Does the entity intend to buy back a minimum number of +securities 3A.5 Does the entity intend to buy back a maximum number of securities 3A.5a Maximum number of securities proposed to be bought back 8,276,390 3A.6 Name of broker or brokers who will offer to buy back +securities on the entity's behalf Broker name: Barrenjoey Markets Pty Limited 3A.9 Are the +securities being bought back for a cash consideration? 3A.9a Is the price to be paid for +securities bought back known? 3A.9a.1 In what currency will the buy-back consideration be paid? AUD - Australian Dollar Part 3B - Buy-back restrictions and conditions 3B.1 Does the buy-back require security holder approval? No No Yes Yes No

Appendix 3C - Notification of buy-back Appendix 3C - Notification of buy-back 5 / 6 Part 3C - Key dates On-market buy-back 3C.2 Proposed buy-back start date 13/11/2023 3C.3 Proposed buy-back end date 31/10/2024 Part 3D - Other Information 3D.1 Any other information the entity wishes to notify to ASX about the buy-back Based on a closing market price on ASX of A$46.97 on 8 November 2023 (being the business day immediately prior to the date of this notice) and an A$/US$ exchange rate of 0.6431 (being the applicable spot rate on the same date) this would equate to a maximum of 8,276,390 ordinary shares/CUFS. However, the final maximum number of shares/CUFS will depend on market price and exchange rate movements over the buy-back period.

Appendix 3C - Notification of buy-back Appendix 3C - Notification of buy-back 6 / 6 Part 4 - Daily buy-back notification A daily buy-back notification must be submitted for Employee share scheme, On-market, Equal access share scheme and Other buy-backs at least half an hour before the commencement of trading on the +business day after any day on which +securities are bought back (per listing rule 3.8A)   Please verify if the pre-populated values are accurate as they are only indicative based on previous online submissions. The pre-populated values may not be accurate if previous online submissions are still in-flight or in case of announcements made via a MS Word form.   Whilst you may over-ride a pre-populated value, once over-ridden it will not be possible to retrieve the previously pre-populated value. 4.1 Date of this notification 8/3/2024 4.2 Previous day on which +securities were bought back 7/3/2024 Before previous day On previous day 4.3 Total number of +securities bought back, or in relation to which acceptances have been received 3,348,903 85,000 4.4 Total consideration paid or payable for the +securities AUD 173,610,781.38000 AUD 5,260,804.91000 4.5 Highest price paid AUD 61.84000000 AUD 62.36000000 Date highest price was paid: 4/3/2024 4.6 Lowest price paid AUD 45.74000000 AUD 61.35000000 Date lowest price was paid: 14/11/2023 4.7 Highest price allowed to be paid by entity on the previous day under listing rule 7.33: AUD 64.13000000 4.8 If the entity has disclosed an intention to buy back a maximum number of +securities, the remaining number of +securities to be bought back as at the end of the previous day 4,842,487